UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-39164

INDONESIA ENERGY CORPORATION LIMITED

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

L1 Capital Financing Amendment

Background

As previously reported via Form 6-K filed on January 25, 2022 (the “January 2022 6-K”), on January 21, 2022, the Company closed an initial $5,000,000 million tranche (the “First Tranche”) of a total then anticipated $7,000,000 million private placement with L1 Capital Global Opportunities Master Fund, Ltd. (the “Investor”) pursuant to the terms of Securities Purchase Agreement, dated January 21, 2022, between the Company and the Investor (the “Purchase Agreement”).

In connection with the closing of the First Tranche, the Company issued to the Investor (i) a Senior Convertible Promissory Note in a principal amount of up to $7,000,000 carrying the material terms described in the January 2022 6-K (the “Original Note”) and (ii) a five year Ordinary Share Purchase Warrant carrying the material terms described in the January 2022 6-K (the “Initial Warrant”) to purchase up to 383,620 ordinary shares of the Company (the “Ordinary Shares”) at an exercise price of $6.00 per share, subject to adjustment as described in the January 2022 6-K.

A second tranche of funding (the “Second Tranche”) under the Original Note, in the principal amount of $2,000,000 (subject to potential reduction as described in the January 2022 6-K, the “Second Tranche Amount”) was to be funded two (2) trading days following the declaration of effectiveness a registration statement covering the resale of the Ordinary Shares underlying the Original Note and Warrants (as defined below) (the “Registration Statement”), subject to the satisfaction of certain conditions precedent. At the closing of the Second Tranche, the Investor was to be entitled to receive an additional Ordinary Share Purchase Warrant (carrying the same terms as the Initial Warrant) (the “Second Warrant”, and collectively with the Initial Warrant, the “Warrants”) to purchase up to 153,450 Ordinary Shares, if the full amount of the Second Tranche was funded, at an exercise price of $6.00 per share, subject to adjustment as disclosed in the January 2022 6-K.

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Amendment to Purchase Agreement and Note

On March 4, 2022, the Company and the Investor entered into a First Amendment to the Purchase Agreement (the “SPA Amendment”) and an Amended and Restated Senior Convertible Promissory Note, which amends and restates the Original Note in its entirety (the “Replacement Note”), to memorialize the following amendments to the terms of the financing transaction:

1. The Second Tranche Amount was increased from $2,000,000 to $5,000,000 (less a 6% original issuance discount as provided for in the Original Note) (the “New Second Tranche Amount”).

2. Because of the increase in the Second Tranche Amount, at the closing of the Second Tranche, the Investor will be entitled to receive a Second Warrant to purchase up to 383,620 Ordinary Shares (rather than 153,450 Ordinary Shares per the initial Purchase Agreement terms, and assuming the full New Second Tranche Amount is funded) at an exercise price of $6.00 per share, subject to adjustment as described in the January 2022 6-K.

3. Without the prior approval of the Investor, the Company will be restricted in issuing new Ordinary Shares or Ordinary Share equivalents (subject to certain exceptions) during the period from March 4, 2022 through the date that is seven (7) trading days after the Registration Statement is declared effective; provided that this restriction will not apply if then trading price of the Ordinary Shares is over $9.00 with average five (5) day trading volume of 500,000 shares.

4. The New Second Tranche Amount, and the corresponding number of Ordinary Shares underlying the Second Warrant, is subject to reduction if the principal amount of the Replacement Note (after funding the Second Tranche) would be 20% (as opposed to 25% as provided for in the Original Note) of the market capitalization of the Company on the trading following the date of effectiveness of the Registration Statement.

5. The deadline for the Company to file the Registration Statement was extended from March 4, 2022 to March 9, 2022.

6. The Company shall be obligated to pay $9,000 of the Investor’s legal expense for preparing the SPA Amendment and the Replacement Note.

The foregoing description of the SPA Amendment and the Replacement Note is a summary only, does not purport to be complete, and is qualified in its entirety by reference to the full text of such documents, the forms of which is attached hereto as Exhibit 10.1 and 10.2, respectively, and incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	First Amendment to Securities Purchase Agreement, dated March 4, 2022, between the Company and the Investor.
10.2	Amended and Restated Senior Convertible Note issued to the Investor, dated March 4, 2022.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indonesia Energy Corporation Limited

Dated: March 9, 2022	By:	/s/ Dr. Wirawan Jusuf
	Name:	Dr. Wirawan Jusuf
	Title:	Chairman & Chief Executive Officer

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